Insider: Herrick.L **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1880331		
Security designation	Common Shares		
Opening balance of securities held	574121		
Date of transaction	2011-05-31		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	30000		
Unit price or exercise price	14.9600	Currency	Canadian Dollar
Closing balance of securities held	544121	Insider's calculated balance	
Filing date/time	2011-06-03 12:06:16		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			